Exhibit 99.1

Bitauto, JD.com and Tencent Announce Strategic Partnership

JD.com and Tencent to invest a total of US$1.55 billion to further develop

China’s leading automotive e-commerce platform

BEIJING, January 9, 2015 - Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of Internet content and marketing services for China’s fast-growing automotive industry, JD.com, Inc. (“JD.com”, Nasdaq: JD), the leading online direct sales company in China and Tencent Holdings Limited (“Tencent”, SEHK: 00700), a leading provider of comprehensive Internet services in China, today jointly announced that they have entered into definitive agreements pursuant to which JD.com and Tencent will make investments in Bitauto totaling approximately US$1.3 billion in cash and resources, and investments totaling US$250 million in cash in YiXin Capital Limited (“YiXin Capital”), a subsidiary of Bitauto primarily engaged in e-commerce-related automotive financing platform business. Upon completion of the transactions, the three companies will work together to provide enhanced online automotive transaction services to car buyers across China.

Under the terms of the agreements, JD.com will invest a combination of US$400 million in cash and US$750 million of resources, including exclusive access to the new and used car channels on JD.com’s e-commerce sites including mobile apps and additional support from its key platforms, as consideration for a total of US$1.15 billion of newly issued ordinary shares from Bitauto. Tencent will also purchase US$150 million of newly issued ordinary shares from Bitauto. Bitauto’s newly issued ordinary shares will be priced at US$73.31 per share, corresponding to US$73.31 per American Depositary Share of Bitauto, each representing one ordinary share. The purchase price represents the average closing trading price of Bitauto’s ADSs for the twenty trading days prior to the signing of the agreements. In addition, JD.com and Tencent will invest US$100 million and US$150 million, respectively, in newly issued series A preferred shares of YiXin Capital.

The transactions are expected to close in the first half of 2015, subject to customary closing conditions, after which JD.com and Tencent will hold approximately 25% and 3.3% of the Company’s outstanding shares on a fully diluted basis, respectively, and JD.com will have one seat on Bitauto’s board of directors. JD.com and Tencent will hold approximately 17.7% and 26.6% of YiXin Capital, respectively, upon closing.

“As China’s leaders in world-class e-commerce, social media and big data, we could not ask for partners more ideally positioned to support Bitauto than JD.com and Tencent as we build out China’s leading platform for automotive e-commerce, said William Bin Li, Chairman and Chief Executive Officer of Bitauto. “We are deeply honored to form an in-depth strategic partnership with these two companies. In the months ahead, we will aggressively invest to solidify Bitauto’s industry leadership and build market share. We are confident about the outlook of our automotive e-commerce business. Our goal has always been to provide China’s new and used car customers with the best possible car purchasing experience.”

Mr. Richard Liu, founder, Chairman and Chief Executive Officer of JD.com, commented, “This landmark deal will bolster Bitauto’s position as China’s leader in the auto e-commerce space, while providing JD.com customers an outstanding gateway to the car market. This investment is a major step forward in our long-term strategy of partnering with industry leaders in the vertical categories most important to our customers. Through strategic partnerships with trusted companies like Bitauto and Tencent, we are building our vision of making JD.com a one-stop solution for Chinese consumers looking to buy authentic, high-quality products.”

Mr. Martin Lau, President of Tencent, added “With the pooled auto e-commerce resources of Bitauto and JD.com and our extensive user base and analytics and auto-related media assets, we collectively can build an efficient online platform to facilitate online automotive transactions and provide one-stop financing solutions to auto buyers in China. We look forward to collaborating with them to better serve users and expand our catalogue of online-to-offline service offerings.”

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. Bitauto manages its businesses in four segments: the bitauto.com advertising business, the EP platform business, the taoche.com business, and the digital marketing solutions business. The Company’s bitauto.com advertising business offers automakers and dealers a variety of advertising services through its bitauto.com website, which provides consumers with up-to-date new automobile pricing and promotional information, specifications, reviews and consumer feedback. The Company’s EP platform business provides web-based integrated digital marketing and customer relationship management (CRM) applications to new automobile dealers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them effectively market their automobiles to consumers. The Company’s taoche.com business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the taoche.com website and partner websites. The Company provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on its taoche.com website. The Company’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

For more information, please visit ir.bitauto.com.

About JD.com, Inc.

JD.com, Inc. is the leading online direct sales company in China. The Company strives to offer consumers the best online shopping experience. Through its content-rich and user-friendly website and mobile applications, JD.com offers a wide selection of authentic products at competitive prices and delivers products quickly and reliably. The Company believes it has the largest fulfillment infrastructure of any e-commerce company in China. As of September 30, 2014, JD.com operated 7 fulfillment centers and a total of 118 warehouses with an aggregate gross floor area of approximately 2.3 million square meters in 39 cities, and 2,045 delivery stations and 1,045 pickup stations in 1,855 counties and districts across China, staffed by its own employees. The Company also provided same-day delivery standard in 130 counties and districts under its 211 program and next-day delivery in another 815 counties and districts across China.

For more information, please visit ir.jd.com.

About Tencent

Tencent uses technology to enrich the lives of Internet users.  Every day, hundreds of millions of people communicate, share experiences, consume information, seek entertainment, and shop online through its integrated platforms. Tencent’s diversified services include QQ, Weixin and WeChat for communications; Qzone for social networking; QQ Game Platform for online games; and QQ.com for information. Tencent was founded in Shenzhen in 1998 and went public on the Main Board of the Stock Exchange of Hong Kong Limited in 2004.  Tencent has been one of the 50 constituent stocks of the Hang Seng Index since June 10, 2008, under stock code 00700.  Tencent seeks to evolve with the Internet by investing in innovation, providing a hospitable environment for its partners, and staying close to its users.

For more information, please visit www.tencent.com/ir.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to, those included in Bitauto’s and JD.com’s filings with the SEC and Tencent’s filings with the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and none of Bitauto, JD.com and Tencent undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Bitauto

IR Department

Bitauto Holdings Limited

Tel: +86-10-6849-2145

ir@bitauto.com

Rachael Layfield

Brunswick Group LLP

Tel: +86-10-5960-8600

bitauto@brunswickgroup.com

JD.com

Investor Contact

Ruiyu Li Tel: (86) 10 58955597 Email: ir@jd.com

Media Contact

Josh Gartner Tel: (86) 10 58959315 Email: josh@jd.com

Tencent

Investor Contact

Catherine Chan Tel: (86) 755 86013388 ext 88369/ (852) 3148 5100 Email: cchan@tencent.com

Angie Chang Tel: (86) 755 86013388 ext 73951/ (852) 3148 5100 Email: angiechang@tencent.com

Media Contact

Canny Lo Tel: (86) 755 86013388 ext 66630/ (852) 3148 5100 Email: cannylo@tencent.com

Limin Chen Tel: (86) 755 86013388 ext 56011 Email: liminchen@tencent.com